SIMMONS FIRST NATIONAL CORPORATION

501 Main Street

Pine Bluff, Arkansas 71601

Via EDGAR

February 12, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: David Gessert

Re:	Simmons First National Corporation
Amendment No. 1 to Registration Statement on Form S-4 Filed February 12, 2019
File No. 333-229378

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Simmons First National Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on February 14, 2019, or as soon as practicable thereafter.

Please contact Michael P. Reed of Covington & Burling LLP at (202) 662-5988 with any questions you may have regarding this request. In addition, please notify Mr. Reed by telephone when this request for acceleration has been granted.

[Signature page to follow]

Respectfully,

Simmons First National Corporation

By:	/s/ George A. Makris, Jr.
Name:	George A. Makris, Jr.
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Patrick A. Burrow, Simmons First National Corporation
Thomas H. Brouster, Sr., Reliance Bancshares, Inc.
Frank M. Conner III, Covington & Burling LLP
Michael P. Reed, Covington & Burling LLP
Thomas C. Erb, Lewis Rice LLC
Leonard J. Essig, Lewis Rice LLC